FRUTAROM
FOUNDED 1933

June 10, 2002

02034988

File No. 82-4357

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUN 17 2002
WASH. D.C. 164 SECTION

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b) Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following item which was made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and were made or will be made public by such exchange or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate report dated June 5, 2002 regarding the Company's Annual General Meeting to be held on June 30, 2002

Changes in the holdings of interested parties in Frutarom Industries Ltd. during the period May 5-15, 2002

Please acknowledge receipt of this letter and the enclosed material by stamping and returning a copy of the letter in the stamped, self addressed envelope enclosed.

Sincerely,

pp/ (Mrs.) Tamar Brand Shamir, Adv.
Corporate Secretary

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

RECEIPT ACKNOWLEDGED:
By: ____________
____

dlw 6/19

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

SUBSIDARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

June 10, 2002

File No. 82-4357

Securities Authority
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Registrar of Companies
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report

Please be informed that the following interested party has purchased Frutarom Industries Ltd. shares on the Tel Aviv Stock Exchange, as follows:

Frutarom Trust Ltd.

Date	Amount	Rate
May 15, 2002	15,000	521
May 6, 2002	2,450	516
May 5, 2002	5,000	543

After these transactions, Frutarom Trust Ltd. holds 901,994 shares which is 2.1978% of the share capital.

Sincerely yours,

(Mrs.) Tamar Brand Shamir, Adv.
Corporate Secretary

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

SUBSIDARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

June 5, 2002

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Frutarom Industries Ltd., Public Company 52-004280-5
Immediate Report on Call for the Annual General Meeting

This is to advise that the Board of Directors of Frutarom Industries Ltd. (hereinafter: "the Company") has called for the Company's Annual General Meeting to be held on Sunday, June 30, 2002 at 14:30, at the Company's offices at 32 Pinchas Rosen St., Herzlia.

Agenda

1. Approval of the Annual Financial Report and the Directors Report on the Company for the year ended December 31, 2001
2. Appointment of the following directors: Dr. John Farber, chairman; Mrs. Maya Farber; Ms. Sandra Farber; Mr. John Oram; Mr. Ariel Ginsburg; and Mr. Ori Yehudai. Mr. Gil Leidner and Mr. Uzi Netanel will continue to serve as external directors.
3. Approval of Kesselman & Kesselman as the Company's auditors for 2002, and authorization of the directors to determine their fees

Required Quorum

The quorum required to approve the decisions as detailed is a regular majority of the total shareholders in the Company present and voting at the General Meeting.

Eligibility

1. In accordance with Section 182 of the Companies Regulation, any person who is a shareholder in the Company as at June 23, 2002 (hereinafter: "the Determination Date") will be entitled to vote at the General Meeting.
2. In accordance with the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at a General Meeting) - 2000 (hereinafter: "the Voting Regulations") a shareholder whose shares are registered with a member of the Tel Aviv Stock Exchange Ltd. and whose shares are included in the shares listed in the shareholders list in the name of the Registration Company, and who is interested in voting at the General Meeting, will present the Company with a certificate regarding his ownership of the shares at the Determination Date, in accordance with stated Voting Regulations.

3. A shareholder is entitled to vote in person, or by a proxy, according to law, on condition that a suitable power of attorney will be deposited at the Company's registered offices no later than 13:00 on June 27, 2002. If no specific instructions are given, the authorized proxy will be entitled to vote at his own discretion.

If a legal quorum is not present within one half hour of the time determined for beginning the Meeting, the Meeting will be postponed for the same day, one week later and at the same hour, in the same place.

The proposed decision may be reviewed at the Company's offices at 25 HaShaish Street, Haifa, from June 9 and until the time of the meeting, Sunday-Thursday during normal office hours.

Sincerely yours,

Tamar Brand Shamir, Adv.
Company Secretary